ACM Government Opportunity Fund, Inc.			Exhibit 77C
811-5595


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of ACM Government Opportunity Fund, Inc. ("ACM IV") was held on March 20, 2003. A description of each proposal and number of shares voted at the Meeting are as follows:



				Shares Voted For 		Authority Withheld


To elect two Class
Three Directors of
ACM IV for a term
of three years and
until his or her
successor is duly
elected and qualifies.


John D. Carifa		7,471,366.649		119,966.135

Ruth Block			7,464,593.732		126,739.052